SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
CATAPULT COMMUNICATIONS CORPORATION
(Name of Subject Company)
CATAPULT COMMUNICATIONS CORPORATION
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
149016107
(CUSIP Number of Class of Securities)
Richard A. Karp
Chief Executive Officer and
Chairman of the Board of Directors
Catapult Communications Corporation
160 South Whisman Road
Mountain View, California 94041
(650) 960-1025
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Henry P. Massey, Jr., Esq.
Robert T. Ishii, Esq.
Wilson Sonsini Goodrich & Rosati, PC
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

For investor information contact:
Leigh Salvo, Investor Relations
(650) 314-1000
ir@catapult.com
CATAPULT COMMUNICATIONS TO BE ACQUIRED BY IXIA
Mountain View, CA — May 11, 2009 — Catapult Communications Corporation (Nasdaq: CATT) announced today that it has signed a definitive agreement with Ixia (Nasdaq: XXIA) under which Ixia will acquire Catapult for $9.25 per share in cash. This represents a 39% premium to the average share price over the three months ended Friday, May 8, 2009. The transaction is valued at approximately $105 million.
The acquisition will be conducted by means of a tender offer for all of the outstanding shares of common stock of Catapult, followed by a second-step merger. The board of directors of Catapult has unanimously recommended that the stockholders of Catapult accept the offer, and Richard A. Karp and Nancy Karp have entered into a support agreement to tender their shares, which represent approximately 37% of shares outstanding. The offer, which is expected to commence within the next ten business days, will be subject to customary conditions, including the tender of at least a majority of the shares outstanding on a fully diluted basis and receipt of regulatory approvals. The tender offer is expected to close by the end of June 2009 and the merger is expected to close early in the third quarter.
“Based on a thorough evaluation of strategic alternatives, Catapult’s board of directors believes that this transaction provides both excellent value and liquidity for our shareholders,” said Richard A. Karp, Chairman and CEO of Catapult Communications. “The combination of Catapult’s wireless expertise with Ixia’s multiplay IP capabilities will offer the market a single, powerful test solution that will benefit our customers and employees.”
J.P. Morgan Securities Inc. acted as exclusive financial advisor and Wilson Sonsini Goodrich & Rosati, P.C. acted as legal counsel to Catapult.
About Catapult Communications
Catapult Communications is a leading supplier of advanced digital telecom test systems to global equipment manufacturers and service providers, including Alcatel-Lucent, Motorola, NEC, NTT DoCoMo, Nortel and Nokia Siemens Networks. The Catapult DCT2000® and MGTS® systems deliver superior high-end test solutions for hundreds of protocols and variants — spanning LTE, IMS, WiMAX, mobile telephony, VoIP, GPRS, SS7, Intelligent Network, ATM and ISDN. Catapult is committed to providing testing tools that are at the forefront of the telecom technology curve.
Catapult is headquartered at 160 South Whisman Road, Mountain View, CA 94041. Tel: 650-960-1025. International offices are located in the U.K., Ireland, Germany, France, Finland, Sweden, Canada, Japan, China, India and the Philippines. Information about Catapult Communications can be found on the Web at www.catapult.com.
About Ixia
Ixia is a leading provider of IP performance test systems and service verification platforms for IP-based infrastructure and services. Ixia’s test systems are used by network and telephony equipment manufacturers, semiconductor manufacturers, service providers, governments and enterprises to validate the performance and reliability of complex IP networks, devices, and applications. Ixia’s multiplay test systems address the growing need to test voice, video, and data services and network capability under real-world conditions.
Safe Harbor Statement:
This press release contains forward-looking statements that involve risks and uncertainties, including statements regarding completion of the acquisition and the impact of the combined product capabilities. Factors that could cause actual results to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy other conditions to the acquisition; the risk that the transaction will not close or that closing will be delayed; the risk that our respective businesses will suffer due to uncertainty related to the transaction; difficulties encountered in integrating merged businesses; the competitive environment in the software industry and competitive responses to the acquisition; and whether the companies can successfully develop new products or modify existing products and the degree to which these gain market acceptance. Further information on potential factors that could affect our respective businesses and financial results are included Ixia’s and Catapult’s filings with the Securities and Exchange Commission, which are on file with the Securities and Exchange Commission. There can be no assurance that the acquisition or any other transaction will be consummated.
Important Legal Information
In connection with the tender offer to be commenced by Ixia, Catapult will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Catapult’s stockholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) after it is filed prior to making any decisions with respect to Ixia’s tender offer because it will contain important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that the Company may file with the SEC will be available at the SEC’s website at www.sec.gov<http://www.sec.gov/> or by contacting Catapult’s Investor Relations Department at 1-650-314-1000. This communication does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to Ixia’s tender offer or otherwise.
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